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MATEC Corporation and Subsidiaries                       Exhibit 13
                                                 1998 Annual Report

Management's Discussion and Analysis
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Forward-Looking Statements
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This Annual Report, including Management's Discussion and Analysis, the Letter to Stockholders and Operations, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the ability to develop, market and manufacture new innovative products competitively, the ability of the Company's suppliers to produce and deliver materials competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressures.

Quantitative and Qualitative Disclosures about Market Risk
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The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 1998, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% decline in interest rates would result in an approximate $45,000 decrease in interest income.

The Company's investment in marketable equity securities, which are classified as available-for-sale, represents 517,527 shares of MetroWest Bank common stock and are subject to equity price risk. These securities are recorded on the balance sheet at fair market value with unrealized gains (losses) reported as a separate component of stockholders' equity under the caption "accumulated other comprehensive income". Accordingly, while a hypothetical 10% decline in the market value of these securities would reduce total assets by approximately $314,000, this decrease would not have an effect on the statement of operations unless the securities were actually sold.

At December 31, 1998, the Company has a $2 million face amount term note at a 10% fixed interest rate. A hypothetical 10% adverse change (i.e. decrease) in interest rates, would result in a $30,000 increase in the fair value of the term note at December 31, 1998.

The Company purchases certain inventory from and sells product to foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sell product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

                                  -14-
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